April 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracey Houser
Kevin Kuhar
Kasey Robinson
Suzanne Hayes

Re:	Reneo Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File No. 333-254534

Acceleration Request
Requested Date: Thursday, April 8, 2021
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of Reneo Pharmaceuticals, Inc.’s (the “Company”) proposed offering of common stock, hereby join in the request of the Company for acceleration of the effective time of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on April 8, 2021, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,050 copies of the preliminary prospectus included in the above-named Registration Statement, as amended, were distributed during the period from April 5, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC
SVB LEERINK LLC
PIPER SANDLER & CO.

As representatives of the underwriters

Jefferies LLC

By:	/s/ Michael Brinkman
Authorized Signatory

SVB Leerink LLC

By:	/s/ Murphy Gallagher
Authorized Signatory

Piper Sandler & Co.

By:	/s/ Neil Riley
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]